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                                 PRESS RELEASE
                             FOR IMMEDIATE RELEASE

Contact:     MacKenzie Partners, Inc.
             Edith A. Lohman
             (212) 675-0524

                   SECURICOR COMPLETES OFFER FOR INTEK GLOBAL

     NEW YORK, NEW YORK, August 17, 1999 -- Securicor plc announced today that its cash tender offer, through its wholly-owned subsidiary, IGC Acquisition Corp., for all of the outstanding shares of common stock of Intek Global Corporation (NASDAQ: IGLC) at $3.0125 cash net per share, expired at 12:00 noon, New York City time, on Monday, August 16, 1999, and that it has accepted for payment all shares of Intek common stock tendered pursuant to the Offer.

     Securicor has been advised by the depositary for the Offer that, as of the expiration of the Offer, 15,376,990 shares had been validly tendered and not withdrawn, including 756,616 shares submitted subject to a notice of guaranteed delivery. Excluding shares that could not be tendered due to restrictions under Intek's employee stock option plans, the shares tendered, together with 25,937,042 shares of common stock previously owned by Securicor, represent approximately 97.7% of the outstanding shares of Intek stock. Securicor anticipates that the merger between IGC Acquisition Corp. and Intek will occur shortly after payment and purchase of the shares.

     The principal activities of Securicor and its subsidiaries, conducted internationally, include the transportation and care of cash and valuables; cash processing; security guards and patrols; custodial services; recruitment services; container transport; contract distribution and warehouse management; express parcels; freight haulage; document delivery; vehicle fleet services; computer services; the manufacture, sale and installation of communications products, mobile communications and the provision of communications systems networks. Intek is an international provider of spectrum-efficient wireless technology, products and services.

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